

June 1, 2011

<u>Via E-mail</u>
Elizabeth Chandler
Vice President, General Counsel & Corporate Secretary
Asbury Automotive Group, Inc.
2905 Premiere Parkway NW, Suite 300
Duluth, Georgia 30097

      Re: Asbury Automotive Group, Inc.
              Registration Statement on Form S-4
              Filed May 13, 2011
              File No. 333-174217

Dear Ms. Chandler:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5,1991) and Shearman & Sterling, SEC No-Action Letter (July 2,1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2. Please file the registration rights agreement with respect to the original notes. You may satisfy such filing obligation by incorporating such agreement into the registration statement by reference to another filing. See Item 601(b)(4) of Regulation S-K.

Outside Cover Page of Prospectus

3.   As currently presented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Release No. 34-16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Exchange Act Rule 14d-1(g)(3).

The Exchange Offer, page 5

Expiration Date; Withdrawal of Tenders; Returns of Original Notes Not Accepted for Exchange, page 5

4.   We note the disclosure indicating that you will exchange the exchange notes "as soon as practicable" following the expiration date. Rule 14e-1(c) requires that you exchange the exchange notes "promptly" following the expiration date. Please revise here and throughout the prospectus, as necessary. We note that you provide such disclosure in "The Exchange Offer—Expiration Date; Extensions; Termination; Amendments."

The Exchange Offer, page 18

Expiration Date; Extensions; Termination; Amendments, page 18

5.   We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

6.   We note that you will make a public announcement of any extension by 5:00 p.m. on the next business day following the previously scheduled expiration date. Exchange Act Rule 14e-1(d) requires that such announcement be made by 9:00 a.m. Eastern time on the next business day following the previously scheduled expiration date. Please revise.

Item 22. Undertakings, page II-6

7.   Please provide the undertakings required by Item 512(a) of Regulation S-K.

Signatures

8.   Please include the signature of the principal financial officer for each of the subsidiary guarantor registrants. Please also clarify, if correct, that the person whose title is President also serves as the applicable subsidiary guarantor registrant's principal executive officer. See Instruction 1 to Signatures of Form S-4.

Exhibit 5.2

9. Please delete the assumption contained in paragraph (g) on page 2, as such assumption is inappropriate.

10. We note the statement in the penultimate paragraph that the letter is furnished solely for your benefit and may not be relied upon by any third party. While you may limit reliance with respect to purpose, you may not limit reliance with respect to person. Please revise.

11. We note the statement in the last paragraph that the letter speaks only "as of the date hereof" and that you do not assume any obligation to update or supplement the letter "after the date of [the] opinion letter." The letter must speak as of the effective date of the registration statement. Accordingly, please revise to have the letter speak as the effective date or re-file an executed opinion on the day of effectiveness, dated as of such date.

Exhibit 5.3

12. We note the statement in paragraph c on page 4 that the opinion is being furnished "solely for your benefit" and that "[n]o other person is entitled to rely on our opinions." While you may limit reliance with respect to purpose, you may not limit reliance with respect to person. Please revise.

13. We note the statement in paragraph d on page 4 that the letter is limited to matters in existence "as of the date hereof." The letter must speak as of the effective date of the registration statement. Accordingly, please revise to have the letter speak as the effective date or re-file an executed opinion on the day of effectiveness, dated as of such date.

Exhibit 5.4

14. Please revise to disclose in the letter the qualifications, exceptions, definitions and limitations that counsel intends to rely on, instead of referring to the Accord.

15. Please delete the knowledge qualifiers in paragraph 4 on page 2, as such qualifications are inappropriate.

16. We note the statement in the penultimate paragraph that the opinions are "solely for your benefit" and cannot be "relied upon by any other person or entity" or "used, circulated, quoted…" without your prior written consent. While you may limit reliance with respect to purpose, you may not limit reliance with respect to person. Please revise.

17. We note the statement in the last paragraph that the opinions are "as of the date set forth above" and that you do not undertake to update the opinion. The letter must speak as of

the effective date of the registration statement. Accordingly, please revise to have the letter speak as the effective date or re-file an executed opinion on the day of effectiveness, dated as of such date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Charles Lee at (202) 551-3427 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ H. Christopher Owings

H. Christopher Owings
Assistant Director

cc: Neil Simon
       Jones Day